Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., N.W.
Washington, DC 20004



Laura E. Flores
202.739.5684
lflores@morganlewis.com



April XX, 2006


Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: Rydex Dynamic Funds (the "Trust") - Post Effective Amendment No. 11 (File Nos. 333-84797 and 811-09525)

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 11, filed on February 16, 2006 for the purpose of introducing the Dynamic Russell 2000 Fund, Dynamic Inverse Russell 2000 Fund, Dynamic Russell 2000 Feeder Fund, Dynamic Inverse Russell 2000 Feeder Fund, Dynamic Russell 2000 Master Fund, and Inverse Dynamic Russell 2000 Master Fund into the Trust. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Funds' Prospectuses and/or Statement of Additional Information ("SAI").

1. Comment. Please disclose the market capitalization range of the equity securities that the Funds may invest in under "Principal Investment Strategy."

         Response. We have revised the disclosure under "Principal Investment Strategy" as referenced below (new language appears in bold for the purposes of this correspondence only). In addition, we have included the capitalization range of the S&P 500 Index as of December 31, 2005 under "A Brief Guide to the Benchmarks - S&P 500 Index," which also includes a description of the S&P 500 Index.

         "The [Dynamic S&P 500 Master Fund] also may purchase equity securities that are generally within the capitalization range of the S&P 500 Index at the time of purchase, although the Dynamic S&P 500 Master Fund may purchase equity securities of any capitalization range."

2. Comment. Please confirm whether the CDSC charged in connection with C-Class Shares of the Funds will be based on a shareholder's initial purchase price or market value, whichever is lower as disclosed under "C-Class Shares," or the initial purchase price as disclosed in the Funds' fee tables.

         Response. We have confirmed that the CDSC will be based on a shareholder's initial purchase price or market value, whichever is lower, and have revised the disclosure in the Funds' fee tables accordingly.

3. Comment. Please revise the second sentence under "Selling Fund Shares" to clarify that requests for redemptions will receive the next determined NAV after the Fund's receipt of the redemption order.

         Response. We have revised the language as follows (new language appears in bold for the purposes of this correspondence only):

         "You may redeem all or any portion of your Fund shares at the Fund's next determined NAV calculated after your redemption order is received in good order by the transfer agent."

4. Comment. Please explain why the Board of Trustees has not adopted policies and procedures designed to prevent market timing.

         Response. The Board has not adopted policies and procedures designed to prevent market timing because, as disclosed in the Prospectus under "Frequent Purchases and Redemptions of Fund Shares" in compliance with
         Item 6(e)(3), the Funds are designed and operated to accommodate frequent trading by shareholders. As a result, the Funds recognize and accept that high portfolio turnover or large movements of assets into and out of the Funds may negatively impact Fund performance, and have disclosed these potential risks in the prospectus in accordance with
         Item 6(e)(1).

5. Comment. Under "Rights Reserved by the Funds," please clarify that the Funds will only close an account as permitted or required by the U.S. PATRIOT Act.

         Response. We have revised the paragraph referenced as follows (new language appears in bold for purposes of this correspondence only):

         "The Funds reserve the right to close your account in cases of suspected fraudulent or illegal activity in accordance with applicable law."

6. Comment. Under "Repurchase Agreements" in the SAI, please revise the second to last sentence to disclose that the Funds will not invest more than 15% of a Fund's net assets in repurchase agreements that do not mature within seven days together with any other illiquid assets held by the Fund.

         Response. We have revised the second to last sentence under "Repurchase Agreements" accordingly.

7. Comment. Under "Investment Restrictions - Fundamental Policies," please disclose the Funds' policy with respect to purchasing or selling commodities.

         Response. We have included the following fundamental policy for the
         Funds:

         "Each Fund shall not:

                7. Purchase or sell real estate, physical commodities, or commodities contracts, except that the Fund may purchase (i) marketable securities issued by companies which own or invest in real estate (including real estate investment trusts), commodities, or commodities contracts; and (ii) commodities contracts relating to financial instruments, such as financial futures contracts and options on such contracts."


                                        ***

I hereby acknowledge on behalf of the Rydex Dynamic Funds (the "Trust") that:
(i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5684.

Sincerely,


Laura E. Flores

c:  W. John McGuire, Esq.
    Joanna Haigney